NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

09046559

FILE No.
82-4749

SEC
Mail Processing
Section

JUL 13 2009

Washington, DC
122

SUPPL

July 02, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated July 02, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

Barb O'Neill

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE JULY 2, 2009

News Release: **09-11** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI SIGNIFICANTLY EXPANDS THE HIGH GRADE ZONE AT VIKING

NEW TRENCH RESULTS INCLUDE 98.5 GRAMS PER TONNE GOLD OVER 0.4 METRES, AND 25.2 GRAMS PER TONNE GOLD OVER 1.6 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for 4 new surface trenches, new exposures around the Thor Vein, and from new sampling of the 2008 drill core at the Viking gold property in Newfoundland.

The company is extremely pleased with the results of the 2009 Viking exploration program to date. High grade mineralization in bedrock along the Thor Trend has now been traced over a strike length of 500 metres, and the zone remains open along strike in all directions. Trenching has indicated mineralized widths up to 35 metres or more, and surface sampling has demonstrated strong gold mineralization occurs along the known strike length. Trenching, mapping, and drilling are ongoing at the project and continue to expand and define the mineralized zones.

2009 Trenching results

Five new trenches have been excavated to date (trenches 27 to 31) and areas around some existing trenches have been expanded to fully expose mineralized and altered zones discovered last year. The trenching program has had excellent success in expanding and defining a north-south oriented zone of mineralization associated with the Thor Trend. The new trenches are shown on the attached map, along with select high grade gold values. Channel sample results have been received for trenches 27, 28, 30, 31, and new exposures surrounding the Thor Vein (Trench 9), and are summarized in the table below. Results for Trench 29 are pending.

Trench 27 occurs 30 metres north of the Thor Vein and partially exposes mineralization over a 15 metre wide zone that remains open to the east. Trench 28 occurs 90 metres north of the Thor Vein and partially exposes a large zone of mineralization over a 30 by 15 metre area. Highlights from trench 28 include a quartz sulfide vein grading 37.1 grams per tonne (g/t) gold, and veined and altered granite with 19.0 g/t gold over 0.9 metres, 14.6 g/t gold over 2.0 metres, and 13.4 g/t gold over 1.0 metre. Two grab samples from a sulfide bearing quartz vein from this zone have returned 57.8 and 120.1 g/t gold (previously released).

Trench 30 occurs 285 metres south of the Thor Vein and strong alteration and mineralization are partially exposed over a zone at least 15 metres wide. Highlights from trench 30 include a grab sample with 44.3 g/t gold, and channel samples with 21.0 g/t gold over 0.65 metres, 12.7 g/t gold over 4.0 metres, and 8.6 g/t gold over 2.1 metres. Two grab samples from sulfide bearing quartz veins from this zone have returned 83.0 and 148.1 g/t gold (previously released).

Trench 31 occurs 210 meters south of the Thor Vein and exposes alteration and quartz veining over a zone at least 35 metres wide. A quartz sulfide vein containing visible gold has been found at surface but has not yet been sampled. Highlights of channel sampling included 13.2 g/t gold over 1.2 metres, 10.4 g/t gold over 1.0 metres, and 2.0 g/t gold over 7.05 metres.

The exposure around the high grade Thor Vein (Trench 9) has been significantly expanded and the zone has been mapped and sampled in detail. Eighty two new channel samples have been taken within an area 25 metres by 30 metres. Gold values from these 82 samples range from trace to 98.5 g/t gold with an average of 5.6 g/t (includes non mineralized samples from outside the mineralized zone). Eleven new samples of mineralized quartz veins from the zone contain values ranging from 8.2 to 98.45 g/t gold, over widths from 0.4 to 1.6 metres.

A lower grade halo has been defined around the Thor Vein over an apparent width of at ~~least~~ 20 metres. Forty five channel samples from within the low grade halo range from 0.15 to 8.0 g/t gold, averaging 1.8 g/t gold. The average of 61 channel samples from the entire mineralized zone, including the high grade Thor Vein and the roughly 20 metre wide lower grade halo is 13.0 g/t gold.

A detailed geology map of the Thor Vein, along with sample locations and assay data will be posted on our website shortly.

Select sample results from the 2009 trenching program – Viking Project

Location	Description	Width (m)	Au g/t	Au OPT*
Trench 27	20cm quartz-sulfide vein in altered augen gneiss	0.4	9.4	0.27
Trench 27	Altered quartz veined granite	0.7	5.4	0.16
Trench 27	Altered granite and augen gneiss	8.1	1.0	0.03
Trench 28	Quartz sulfide vein in altered granite	grab	**120.1**	**3.50**
Trench 28	Quartz sulfide vein in altered granite	grab	**57.8**	**1.69**
Trench 28	Quartz sulfide vein in altered granite	grab	**37.1**	**1.08**
Trench 28	Quartz sulfide vein in altered granite	0.9	**19.0**	**0.55**
Trench 28	Quartz sulfide vein in altered granite	2.0	**14.6**	**0.43**
Trench 28	Altered granite with quartz veins	1.1	8.2	0.24
Trench 28	Altered granite with quartz veins	1.0	7.0	0.20
Trench 28	Altered granite with quartz veins	6.4	5.1	0.15
including	Altered granite with quartz veins	1.0	**13.4**	**0.39**
Trench 28	Altered veined granite	5.2	4.3	0.13
including	Sheared altered granite with quartz veins	1.1	**12.8**	**0.37**
Trench 30	Quartz sulfide vein	grab	**148.1**	**4.32**
Trench 30	Quartz sulfide vein	grab	**83.0**	**2.42**
Trench 30	Quartz sulfide vein in altered gneiss	grab	**44.3**	**1.29**
Trench 30	Altered silicified augen gneiss	0.65	**21.0**	**0.61**
Trench 30	Altered veined augen gneiss	4.0	**12.7**	**0.37**
Trench 30	Altered veined augen gneiss	2.1	8.6	0.25
Trench 30	Altered and veined granite and augen gneiss	0.8	3.9	0.11
Trench 31	Altered veined granite	1.2	**13.2**	**0.38**
Trench 31	Altered veined granite	1.0	**10.4**	**0.30**
Trench 31	Altered veined granite	7.05	2.0	0.06
Trench 9	New Thor exposure – quartz sulfide vein	0.4	**98.5**	**2.87**
Trench 9	New Thor exposure – quartz sulfide vein	0.62	**60.4**	**1.76**
Trench 9	New Thor exposure – quartz sulfide vein	0.8	**41.3**	**1.20**
Trench 9	New Thor exposure – quartz sulfide vein	0.5	**30.3**	**0.88**
Trench 9	New Thor exposure – quartz sulfide vein and wall rock	1.6	**25.2**	**0.73**
Trench 9	New Thor exposure - altered veined granite	1.0	**22.9**	**0.67**
Trench 9	New Thor exposure – quartz sulfide vein	0.6	**22.2**	**0.65**
Trench 9	New Thor exposure – quartz sulfide vein	0.5	**13.2**	**0.38**
Trench 9	Thor Zone – **average of 61 mineralized channel samples**		**13.0**	**0.38**

*OPT = troy ounces per short ton

The 2009 trenching program has been extremely successful in testing the exploration model being used at Viking and confirming the size and grade potential of the Thor Trend. The Thor Trend is showing excellent potential to host a large and high grade gold resource. The property contains numerous additional exploration targets outside of the Thor Trend, and some of these targets will be further explored by trenching during the 2009 program.

Additional Sampling of 2008 Drill Core

An additional 140 samples have been collected from previously unsampled 2008 drill core in zones with potential for additional gold mineralization. This sampling has helped define the boundaries of mineralization especially within the low grade potentially bulk minable halos surrounding high grade zones. The new sampling has also identified new zones of high grade mineralization in hole 08VK-06, including 11.3 g/t gold over 0.5 metres, 6.6 g/t gold over 0.7 metres, and 6.1 g/t gold over 0.6 meters. Select results from the additional core sampling are summarized in the table below. These results are in addition to the high grade results released in 2008 (see news releases 08-16, 08-17, and 08-18).

Summary of significant new sample results from 2008 drill core – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t	Description
08VK-01	80.9	81.5	0.6	1.56	0.2	Altered gneiss
08VK-02	45.3	46.9	1.6	0.5	0.2	Altered gneiss
08VK-03	33.5	34.8	1.3	0.84	0.2	Altered granite
08VK-06	25.4	29.1	3.7	4.3	1.8	Altered diorite
including	25.4	29.9	0.5	**11.28**	5.8	Altered diorite
including	26.4	27.1	0.7	**6.6**	2.7	Altered diorite
including	28.5	29.1	0.6	**6.1**	2.3	Altered diorite
08VK-06	30.7	31.1	0.4	1.1	2.2	Altered diorite
08VK-06	42.5	42.9	0.4	3.2	2.2	Altered diorite
08VK-06	46.1	47.1	1.0	2.0	1.5	Altered diorite
08VK-07	31.15	31.8	0.65	0.7	1.1	Altered diorite
08VK-08	32.0	33.15	1.15	2.3	2.3	Altered diorite
08VK-10	41.0	42.5	1.5	0.9	0.2	Altered gneiss
08VK-10	53.0	54.5	1.5	0.7	0.2	Altered gneiss and dike

*The true widths of the mineralized intercepts are unknown.

Drilling Update

Four new drill holes have been completed (holes 09VK-11 to 14) and the drill is currently drilling on hole 09VK-15. All of the holes have tested the 500 metre long (and open) mineralized Thor Trend, to provide an initial indication of the size and grade potential of the zone. Holes 09VK-11 to 13 tested the mineralized zone exposed in Trench 30. Holes 09VK-14 and 15 are testing the mineralized zone exposed in Trench 31.

To date all of the new holes have intersected altered and quartz veined zones similar to those observed in trenching. Assay results from the first two drill holes are expected within the next 7 to 10 days.

The Viking Property

The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. A 2009 exploration program, including trenching and 2000 to 3000 metres of core drilling, is currently underway. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.



Open
Trench 29 is currently being mapped and sampled
29
28
120.1 g/t Au
27
Thor Vein
8.1 g/t Au
335.4 g/t Au
4
7
9
8
3
2
10
1
314.1 g/t Au
11
246.6 g/t Au
13.2 g/t Au
09VK-14 and 15
31
148.1 g/t Au
30
09VK-11 and 12
12
09VK-13
15
13
16
14
84.4 g/t Au
Open
Thor Trend
Northern Abitibi Mining - Viking Project
Trench and Drill Hole Location Map
2008 Drill hole
2009 Drill hole
2007 and 2008 Trench
2009 Trench
Access trail
Gold in soil anomaly
0
100
200
metres